Exhibit 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Trading Statement
Released	07:00 18-Jul-05
Number	9624O

RNS Number:9624O
Wolseley PLC
18 July 2005

NEWS RELEASE

Wolseley plc
Pre-Close Period Trading Statement for 11 months to 30 June 2005, Update on Eight Recent Acquisitions and Impact of IFRS on First Half Results

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, issues its regular trading statement for the 11 months to 30 June 2005, prior to entering its close period. It also announces details of a further eight acquisitions for an estimated combined consideration of approximately £171 million and restates its first half results for the six months to 31 January 2005 in accordance with International Financial Reporting Standards ("IFRS"). The preliminary results for the 12 months ending 31 July 2005 are due to be announced on 26 September 2005.

Trading Update

Overview

Business conditions in the Group's principal markets have been broadly in line with comments made in the Interim Results statement on 21 March 2005. As expected, the rate of growth in the second half of 2005 has been slower than in the first half due to the strong comparators in the second half of 2004, the absence of commodity price gains in products such as copper, steel, plastics and lumber and a slowing in the UK market. During the second half, investments in human resources, logistics and new branches have been accelerated to position the Group for continued growth.

The Group's results for the first 11 months to 30 June 2005 show a strong increase in sales and profits driven by high rates of organic growth in North America and good growth in the UK, albeit at a slower rate in recent months. The markets in Continental Europe continue to be broadly flat, although all of the Group's businesses showed sales growth. The Group's trading margin for the period is also ahead of the equivalent period in the prior year.

After currency translation and including the effect of acquisitions, Group sales for the 11 months to 30 June 2005 were up by more than 10% and trading profit up by more than 15% on the same period in 2004. The adverse currency translation effect was approximately £292 million on sales and £18 million on trading profit, broadly representing an additional 3% on the reported sterling figures.

Further details of market conditions in each of the Group's business segments are set out below.

North American Plumbing and Heating Distribution

In the US, housing related activity has been strong, with the repairs and remodelling market benefiting from the more positive economic environment. The commercial and industrial sectors continue to improve.

The US plumbing operations performed strongly with sales in local currency for the 11 months to 30 June 2005 up by 20%, and trading profit up by 25% on the equivalent period in the prior year. More than half of the sales growth was organic, including the beneficial effects of commodity price inflation in products such as copper, steel and plastics in the first half. This follows approximately $30 million of additional trading profit attributed to commodity price increases in the second half of 2004 which has not been repeated in the second half of 2005. For the 11 month period, the net margin remains up on the comparable period in the prior year. This is despite the lower benefit from commodity price inflation and reflects the decision to increase the investment in people, logistics and new branch openings in the second half of the year.

Ferguson's market outperformance continues to be driven by the commercial advantage gained from its distribution centre network and from management's focus on achieving organic growth in selective markets. The latest distribution centre in Iowa opened in May 2005 and the rollout of the XpressNet stores continues with the 60th store expected to open before the end of July 2005. To support this continued growth, Ferguson has added an additional 3,300 employees since 1 August 2004, including approximately 850 new college graduates.

As previously announced, as a result of a review of revised contractual arrangements and following the guidance contained in Application Note G to FRS5, with effect from 1 August 2004 the recorded sales value in Ferguson's Integrated Supply Division represents the gross profit rather than the gross sales value which was recorded in the year to 31 July 2004. The effect of this change in the 11 months to 30 June 2005, which has no effect on profit, is to reduce sales by $187 million. There is, consequently, a positive impact on the trading margin of Ferguson for the 11 month period of 0.2%.

In Canada, the construction and housing markets remained strong. In local currency, Wolseley Canada achieved a double-digit increase in both sales and trading profit over the equivalent 11 month period in the prior year, although there is recent evidence of some increased pressure on gross margins.

US Building Materials Distribution

US Building Materials sales in US$ were up more than 15% for the first 11 months and trading profits up by more than 25% compared to the equivalent period in the prior year. Organic sales growth was more than 10%.

The continued strength of the US housing market is illustrated by the level of housing starts which remain robust at between 1.8 million to 2.1 million per annum and the inventory of unsold houses at around 4.2 months, which compares favourably to the long-term average of around 6 months.

Commodity lumber prices, which directly affect approximately 35% of Stock Building Supply's product range, held up well in the period. For the 11 months to 30 June 2005, average lumber prices of $402 per thousand board feet were 7% up on the prior comparable period average of $374 per thousand board feet. The increased sales benefit from higher lumber prices was almost entirely offset by the 20% price decline to $406 per thousand square feet in structural panels, which directly affect a further 13% of Stock Building Supply's product range. Lumber and structural panel prices are currently slightly lower than a year ago.

Both the trading margin and the return on capital of Stock Building Supply are showing substantial increases on the prior year.

European Distribution

In European Distribution, sales and trading profit in the 11 months to 30 June 2005 in sterling were both up by around 10% compared to the same period in the prior year, with the trading margin improving slightly.

Wolseley UK has continued to outperform a slowing UK market with sales and trading profit both showing double-digit increases for the 11 months to 30 June 2005. More than 5% of the sales growth was organic. The commercial sector, including government spending, continues to show a positive trend. The trading margin was negatively impacted by the higher pension, rebranding and restructuring costs that were announced previously. Property gains of around £10 million have been realised in the 11 months to 30 June 2005.

In France, government tax incentives underpin growth in the new residential market, but repairs, maintenance and improvement ("RMI"), the principal driver of both Brossette and PBM, continues to show only marginal growth. Brossette's results continue to reflect the disruption caused by its reorganisation of the branch and management structure and distribution network. For the 11 months to 30 June 2005 sales were up only slightly compared to the similar period in the prior year, whilst profits were down. PBM performed in line with expectations with local currency sales up more than 3% and the trading margin improving.

In the rest of Continental Europe there was a mixed picture with all of the Group's businesses showing sales growth, despite most markets remaining broadly flat.

During the period the decision was taken to invest €20 million in a new central distribution centre in northern Italy to support the growing business there, following the acquisition of Iser Zauli in January 2005. Work is also progressing on Wolseley UK's new national distribution centre in Leamington Spa. These facilities are expected to be completed around autumn 2006.

Financial

The Group's financial position remains strong with Group gearing, as at 30 June 2005, of around 52% at current exchange rates (compared to 55.1% at 31 January 2005). The gearing reflects acquisition spend offset by strong operating cash flow. The interest charge is higher than the corresponding period in the prior year due to interest rate rises and the higher level of average borrowings.

Outlook

Market conditions in North America are expected to remain strong for the foreseeable future. Although the market in the UK has slowed in recent months, the Group expects its UK business to continue to show modest growth. In Continental Europe the Group's principal markets are likely to remain flat.

Exchange Rates

The average profit & loss account translation rate for the first 11 months was $1.8593 to the £1 compared to $1.7466 for the comparable period last year, a fall of 6.1%, and €1.4596 to the £1 compared to €1.4593.

Trading profit, a term used throughout this announcement, is defined as operating profit before goodwill amortisation. Trading margin is the ratio of trading profit to sales stated as a percentage.

Acquisitions Update

Since Wolseley's last acquisitions update announcement on 7 April 2005, an additional eight distribution businesses in Europe and North America have been acquired for an aggregate consideration of approximately £171 million in cash, including an estimated amount for consideration relating to earn-out arrangements based on future profits.

These acquisitions bring Wolseley's total spend on acquisitions, including debt acquired, since the beginning of the financial year, to approximately £430 million. In total, the 26 acquisitions completed to date are expected to add approximately £771 million to Group turnover in a full year. Goodwill related to these 26 acquisitions is estimated to be around £213 million.

These additional eight acquisitions have been made from a variety of individuals, trusts, companies and other business entities. Further details are set out below.

European Distribution

In May 2005, Brossette in France acquired two companies, namely, Serge Barral SARL ('Barral') and Dispotherm.

Barral is a distributor of plumbing, heating and sanitary products operating from a single branch close to Lyon. It achieved sales of €3.2 million (£2.2 million) in the year to 31 December 2004 and had gross assets of €1.4 million (£1.0 million) at that date.

Dispotherm is a distributor of spare parts and accessories to heating and air conditioning installers. Operating from a single branch in Poitiers, central France, Dispotherm achieved sales of €0.1 million (£0.1 million) in the year to 30 September 2004 and had gross assets of €0.1 million (£0.1 million) at that date.

North American Plumbing and Heating Distribution

In May 2005, Ferguson acquired the trade and assets of United Supply & Distributing ("US&D"). US&D is a distributor of HVAC products operating from three branches in Maryland and Virginia. In the year ended 31 December 2004, US& D had sales of $13.6 million (£7.6 million) and gross assets of $5.1 million (£2.9 million) at that date.

In June 2005, Ferguson acquired Webb Distributors Inc. ("Webb"). Webb distributes HVAC equipment through seven branches, principally in the greater Phoenix, Arizona area. In the year ended 28 February 2005, Webb had sales of $50.0 million (£28.1 million) and gross assets of $23.4 million (£13.1 million) at that date.

US Building Materials Distribution

In April 2005, Stock Building Supply ("Stock") acquired J.C. Baldridge Lumber ("Baldridge") based in Albuquerque, New Mexico. Baldridge was founded in 1881 and is Stock's first operation in the state of New Mexico. Operating from a single branch, Baldridge supplies building materials, lumber and architectural products to professional home builders and light commercial contractors. It had sales of US$33.1 million (£18.6 million) for the year ended 31 December 2004 and gross assets of $4.4 million (£2.5 million) at that date.

In May 2005, Stock acquired Adams Building Materials ("Adams"), a distributor of building materials to the professional contractor in central Florida. Operating from seven locations, Adams had sales of US$90.7 million (£50.9 million) for the year ended 30 September 2004 and gross assets of $20.9 million (£11.7 million) at that date.

In July 2005, Stock acquired two further businesses, namely, Vegas General Construction and its affiliates ("Vegas") and East Haven Builders Supply ("East Haven").

Vegas is a turnkey supplier of construction materials and services to the residential builder in the Las Vegas and Denver markets. The acquisition of Vegas represents Stock's first operation in Las Vegas, one of the largest housing markets in the USA. Vegas had sales of US$231.0 million (£130.0 million) for the year ended 31 December 2004 and gross assets of $50.1 million (£28.1 million) at that date.

East Haven is a distributor of building materials, timber and kitchen cabinets to the professional contractor in the state of Connecticut and represents Stock's initial entrance into the state of Connecticut. East Haven, operating from four facilities, had sales of US$72.1 million (£40.5 million) for the year ended 31 December 2004 and gross assets of $17.9 million (£10.1 million) at that date.

Following these acquisitions, Stock now operates in 30 states in the USA.

The segmental split of the total acquisition spend since 1 August 2004 has been:

Division	No. of Acquisitions	Spend £ million

European Distribution	10	161
North American Plumbing & Heating Distribution	10	103
US Building Materials Distribution	6	166
TOTAL	26	430

Exchange Rates

The following exchange rates have been used for the acquisitions noted above:

£1 = $1.78, £1 = €1.46.

Adoption of International Financial Reporting Standards ("IFRS") Wolseley plc has today published a statement setting out the restatement in accordance with International Financial Reporting Standards ("IFRS") of its unaudited interim results for the half year ended 31 January 2005. Copies of the statement are available on the company's website www.wolseley.com in the "Investor Centre" section.

Adoption of IFRS would have increased the Group's operating profit for the six months to 31 January by £13.4 million (4.4%) to £314.9 million and its profit before tax by £9.6 million (3.3%) to £296.8 million. The net assets of the Group at 31 January 2005 would have reduced by £65.2 million (3.2%) to £1,961.1 million and net debt would have increased by £26.3 million (2.3%) to £1,141.9 million. This would have resulted in an increase in gearing from 55.1% to 58.2%.

As noted in previous announcements relating to the adoption of IFRS, the principal areas of impact are in respect of leases, taxation, pensions, goodwill, other intangible assets and stock compensation. The Group's first full set of audited IFRS financial statements will be those for the year ending 31 July 2006.

Further information on the restatement of the Group's financial statements for the year to 31 July 2005 will be provided in November 2005, after the publication of the Group's full year results to 31 July 2005 prepared under UK GAAP.

The summary below shows how the Group's financial highlights prepared under UK GAAP would have been reported if they had been prepared in accordance with IFRS.

	Reported under UK GAAP		Adjustments		Restated under IFRS
	£m		£m		£m

Half year ended 31 January 2005

Group revenue	5,331.9		–		5,331.9

Group trading profit(1)	322.3		(5.9)		316.4
Group operating profit	301.5		13.4		314.9

Group profit before tax	287.2		9.6		296.8
Group profit before tax and amortisation of intangible assets	308.0		(9.7)		298.3

Basic earnings per share	34.86	p	1.46	p	36.32	p
Earnings per share, before amortisation of intangible assets	38.40	p	(1.83	)p	36.57	p

As at 31 January 2005
Total net assets	2,026.3		(65.2)		1,961.1
Gearing(2)	55.1%		3.1%		58.2%

(1) Trading profit is defined as operating profit before the amortisation of intangible assets. (2) Gearing is the ratio of net borrowings, excluding construction loan borrowings, to shareholders' funds.

The European Commission may not endorse all the pronouncements issued to date by the International Accounting Standards Board, new interpretations may be issued on existing accounting and financial reporting standards and best practice continues to evolve. It is therefore possible that the IFRS financial information provided in this news release and the statement on the www.wolseley.com website might have been revised by the time it forms the comparative to the Group's first interim results announcement under IFRS (for the six months ended 31 January 2006).

Charlie Banks, Group Chief Executive of Wolseley, said:

"We are on track to achieve another good performance across our businesses this year. Our principal operating companies continue to successfully increase their local market shares and improve their financial performance. Although Europe remains slow, the three North American businesses all enjoyed record monthly sales in June and this encourages us for the months ahead. Furthermore, the acquisitions and other investments we have announced today provide a further platform for future growth."

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

There will be analyst/investor meeting today at 9.30 a.m. taking place at UBS, 1 Finsbury Avenue, London, EC2.

A dial-in facility will be available for this meeting:
UK dial-in 020 7162 0089
International dial-in +44 20 7162 0089
US toll free dial-in +1 877 491 0064

A replay facility will be available until 1 August 2005 by dialling:
UK freephone 0800 358 1860 (UK only)
UK & International +44 (0)20 7031 4064

Pass code 665761

US dial-in +1 954 334 0342
Free phone +1 888 365 0240

Passcode 665761

Press/Investor Enquiries:

Wolseley plc 0118 929 8700

Guy Stainer
Head of Investor Relations

Brunswick 020 7404 5959

Andrew Fenwick
Deborah Done

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2004 were approximately £10.1 billion and operating profit, before goodwill, was £619 million. Wolseley has more than 55,000 employees operating in 13 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

This information is provided by RNS
The company news service from the London Stock Exchange

END